Exhibit 99.1

October 19, 2016

Press release

Turquoise Hill announces third quarter 2016 production

VANCOUVER, CANADA – Turquoise Hill Resources today announced third quarter 2016 production for Oyu Tolgoi.

Jeff Tygesen, Turquoise Hill Chief Executive Officer, said, “Oyu Tolgoi performed as expected during the third quarter as open-pit operations focused on Phases 3 and 6 after the high-gold Phase 2 was nearly complete in Q2’16. Despite the lower copper and gold production in the quarter, we are confident in our ability to achieve the higher end of our annual guidance.”

Oyu Tolgoi set an all-time high in Q3’16 for quarterly material mined of more than 25 million tonnes. This record includes stripping for Phase 4, which is the next area of high-grade ore. In Q3’16, concentrator throughput declined 4.0% over Q2’16 due to planned maintenance and conveyor belt repairs. Copper production in Q3’16 declined 9.9% over Q2’16, as a result of lower recovery from Phase 6 ore. As expected, gold production in Q3’16 declined 47.1% over Q2’16 due to lower grades from the completion of mining Phase 2.

The Company continues to expect Oyu Tolgoi to produce 175,000 to 195,000 tonnes of copper in concentrates and 255,000 to 285,000 ounces of gold in concentrates for 2016.

Underground development

Good progress continues with underground development. During Q3’16, work began for Shaft 5 sinking and the convey-to-surface box cut excavation while construction of critical on-site facilities continued. Oyu Tolgoi recently signed an additional underground mining and support services contract with Dayan Contract Mining, a joint venture between Hasu Megawatt and Redpath, for the sinking of Shafts 2 and 5. At the end of Q3’16, the underground workforce was approximately 1,600 people and is expected to reach 2,400 people by the end of 2016.

Recent press speculation has referenced a seven to nine year ramp up period needed for the Oyu Tolgoi underground mine to reach full production. Based on the 2014 Oyu Tolgoi Technical Report (2014 Technical Report) issued in October 2014, ramp up to full production is expected to take approximately seven years. It is expected that the underground production schedule in the Company’s upcoming 2016 Oyu Tolgoi Technical Report will be consistent with the 2014 Technical Report.

Additionally, the timing and amount of future dividend payments to Turquoise Hill shareholders will be based on a number of factors, including timing of underground production commencement, copper price and beginning of shareholder loan repayments, and determined at the sole discretion of the Turquoise Hill Board of Directors. The Board regularly reviews the Company’s dividend policy and any payment will be based on future economic conditions.

Turquoise Hill Resources Ltd. Suite 354 – 200 Granville Street Vancouver, British Columbia Canada V6C 1S4 T 604 688 5755 www.turquoisehill.com

Oyu Tolgoi Production Data

All data represents full production and sales on a 100% basis

	3Q 2015	4Q 2015	1Q 2016	2Q 2016	3Q 2016	9 months 2015	9 months 2016	Full Year 2015
Open pit material mined (‘000 tonnes)	23,969	23,708	22,867	22,716	25,739	68,063	71,322	91,771
Ore treated (‘000 tonnes)	8,632	9,369	9,662	9,525	9,146	25,168	28,333	34,537
Average mill head grades:
Copper (%)	0.75	0.69	0.70	0.64	0.66	0.66	0.67	0.67
Gold (g/t)	0.56	0.92	0.63	0.33	0.21	0.73	0.39	0.78
Silver (g/t)	1.90	1.67	1.92	1.92	1.99	1.52	1.95	1.56
Concentrates produced (‘000 tonnes)	210.3	231.8	229.5	207.1	203.2	556.7	639.8	788.5
Average concentrate grade (% Cu)	26.6	24.7	25.1	24.9	22.9	26.0	24.4	25.6
Production of metals in concentrates:
Copper (‘000 tonnes)	56.0	57.3	57.6	51.7	46.6	144.9	155.9	202.2
Gold (‘000 ounces)	123	207	144	70	37	446	251	653
Silver (‘000 ounces)	388	355	395	391	361	869	1,147	1,223
Concentrate sold (‘000 tonnes)	226.0	236.2	213.1	227.4	206.2	583.5	646.6	819.8
Sales of metals in concentrates:
Copper (‘000 tonnes)	58.2	54.7	51.2	54.4	45.7	146.5	151.3	201.3
Gold (‘000 ounces)	200	160	175	95	38	577	307	737
Silver (‘000 ounces)	334	360	305	395	341	798	1,041	1,158
Metal recovery (%)
Copper	86.4	88.4	85.6	83.3	78.0	87.3	82.4	87.6
Gold	76.4	74.2	72.2	69.3	62.0	74.4	69.7	74.4
Silver	73.0	70.8	66.4	65.9	61.7	69.6	64.7	69.9

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ) is an international mining company whose primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia.

Contact

Investors and Media

Tony Shaffer

Office:    +1 604 648 3934

Email:     tony.shaffer@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information and statements relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurances that such statements or information will prove accurate. Such statements and information contained herein represent the Company’s best judgment as of the date hereof based on information currently available. The Company does not assume any obligation to update any forward-looking statements or information or to conform these forward-looking statements or information to actual results, except as required by law.

Important factors that could cause actual results to differ from these forward-looking statements and information are included in the “Risk Factors” section of the Annual Information Form dated as of March 15, 2016 in respect of the year ended December 31, 2015.

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